March 15, 2012

Via EDGAR

United States Securities and Exchange Commission

100F Street, N.E.

Washington D.C., 20549-7010

Att: Mr. Gary Todd and Mr. Daniel Morris

Division of Corporation finance

Re: China Inc.,

Amended No. 7 to Registration Statement on Form S-1

Filed February 28, 2012

File No.333-169406

Dear Mr. Todd & Mr. Morris:

Pursuant to our telephone conferences (March 7, 2012 & March 14, 2012) among Mr. Todd, Mr. Morris, Mr. Garcia, Mr. Lam and I. We have made revision based on our discussions. We have enclosed a separate red-line copy for your review.

If you have any further questions, please contact Roel Garcia Esq., Tel: 713-239-1374 Mobil:

713-501-3559 Email: rgarcia@justice.com

Please send an extra copy to our e-mail address: ngltian@yahoo.com

Best Regards,

China

/s/Tian Jia

Chief Executive Officer/Chief Financial Officer